November 13, 2017

Donald Steinberg
Chief Executive Officer
Marijuana Company of America, Inc.
5256 S. Mission Road, 703 #314
Bonsall, CA 92003

       Re: Marijuana Company of America, Inc.
           Amendment No. 3 to Registration Statement on Form 10-12G Filed October 30, 2017
           Form 10-Q for the period ended June 30, 2017
           Filed August 21, 2017
           File No. 000-27039

Dear Mr. Steinberg:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2017 letter.

Amendment No. 3 to Registration Statement on Form 10-12G filed October 30, 2017

Item 1. Business, page 3

1. We note your disclosure on page 27 discussing your Results of Operations that you intend to proceed with your development stage activities regarding Club Harmoneous operations and expect increased revenues in 2017. Please expand your
Item 1 disclosure
       to describe this business and provide all of the information required by Regulation S-K
       Item 101.
 Donald Steinberg
FirstName Company of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany 13, 2017
November NameMarijuana Company of America, Inc.
Page 2
June 16, 2017 Page 2
FirstName LastName
Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 9

2. We note your response to prior comment 5 and the disclosure updating the status of the
         Bougainville joint venture, particularly the July 3, 2017 St. George secured convertible promissory note and the August 4, 2017 St. George forbearance agreement, on pages 10,
         11, 31 and 32. We also note the disclosures on pages 17 and 18 of your Form 10-Q for the quarterly period ended June 30, 2017 that provides four different funding amounts for the St. George promissory note, which are supported by exhibits to that same Form 10-Q filed on August 21, 2017. Please revise your Form 10 disclosure in this section as well as your Liquidity section of Management's Discussion and Analysis to consistently disclose the contractual funding amounts of the St. George promissory note dated July 3, 2017 and reconcile all discrepancies. As previously requested, revise to clearly disclose the term over which you are committed to raise the one million dollars under the
         Bougainville joint venture.


Form 10-Q for the quarterly period ended June 30, 2017, filed August 21, 2017

Note 3   Summary of Significant Accounting Policies, page 8

3. On page 13 you disclose that on June 30, 2017 you issued a convertible promissory note for consideration of $585,092. As previously requested in our prior comment 16, tell us how this amount is reflected in your Statement of Cash Flows on page 6, which quantifies the proceeds of the note as $395,880.
Item 4. Controls and Procedures
Disclosure Controls and Procedures, page 24

4. We note your response to prior comment 18. Please revise to disclose when the material weakness(es) were identified and when you expect them to be remediated. Confirm to us in your response that all future interim and annual disclosures will be compliant with
         Items 307 and 308 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Donald Steinberg
Marijuana Company of America, Inc.
November 13, 2017
Page 3


       You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

FirstName LastNameDonald Steinberg                         Division of
Corporation Finance
Comapany NameMarijuana Company of America, Inc.            Office of Healthcare
& Insurance
June 16, 2017 Page 3
cc: Tad Mailander
FirstName LastName